Exhibit 99.1

China Sunergy Provides Update on the Dispute With REC Wafer

NANJING, China, July 9 /PRNewswire-Asia/—China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy" or the "Company") a leading solar cell and module manufacturer based in Nanjing, China, today announced updates regarding the Company's dispute with REC Wafer Norway AS.

In response to the recent Norwegian District Court ruling on July 5th, 2010 in favor of REC Wafer, China Sunergy is considering an appeal against the ruling.

The USD 50 million bank guarantee is currently still blocked from being withdrawn by REC Wafer, as China Sunergy is further appealing the Supreme Court of Norway for an injunction.

About China Sunergy Co. Ltd

China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets.

For more information please visit http://www.chinasunergy.com.

For further information contact:

Financial Dynamics
Helen Jing Zhu: Helen.JingZhu@fd.com
Tel: + 86-10-8591-1958

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company’s operations; demand for and selling prices of  the company’s products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.